GETTY COPPER INC.	Trading Symbol TSXV: GTC
DECEMBER 30, 2005

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

Getty Copper Inc. (the “Company”) is pleased to announce a non-brokered private placement of 5,000,000 units for gross proceeds of $500,000.  Each unit, at a price of $0.10, is comprised of one common share of the Company and one half common share purchase warrant, entitling the holder to purchase one additional common share of the Company with two warrants for a period of one year at a price of $0.125 in the first six months and $0.15 in the second six months. No finder’s fees or commissions were paid. Proceeds from the private placement will be used to fund the Company’s exploration programs, to pay ongoing expenses and for general working capital.  All securities issued pursuant to this private placement will be subject to a four-month hold period. This transaction is subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS

John M. Parks, Director and Corporate Secretary

For further information please contact:
John M. Parks
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Phone:  604-649-0331          Fax:  604-931-2814

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.